
metabolic

12 October, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST



Dear Sir/Madam,

Re: **Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)**
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
27 September 2006	ASX	Neuropath Pain Drug ACV1 Enters Phase 2 Clinical Trials	5
28 September 2006	ASX	CEO Presents at UBS Global Life Sciences (NY)	46
5 October 2006	ASX	Obesity Trial Update: First 100 Subjects Complete Trial	4
9 October 2006	ASX	Appendix 3B	8
12 October 2006	ASX	CEO presents at Intersuisse Life Sciences Forum (London)	49

Yours faithfully,
Metabolic Pharmaceuticals Limited



Belinda Shave
Financial Controller & Company Secretary

(MPSEC12-10-06.doc)



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/09/2006

TIME: 12:11:16

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Neuropathic Pain Drug ACV1 Enters Phase 2 Clinical Trials

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



ASX Announcement **metabolic** ASX code: MBP

Metabolic's neuropathic pain drug, ACV1, enters Phase 2 clinical trials

- ***Phase 2A programme includes two trials exploring different neuropathic pain conditions***
- ***Recruitment has commenced for the first of these two Phase 2A trials, to investigate the safety and efficacy of ACV1 in patients with neuropathic sciatic pain***
- ***Global market for neuropathic pain is estimated at US$2.5 billion a year, and growing***

Melbourne, 27 September 2006: Metabolic Pharmaceuticals Limited (Metabolic) announced today that ethics approval has been obtained for the first of two Phase 2A human clinical trials on *ACV1*, for the treatment for neuropathic pain. Recruitment of 40 patients into this trial has now commenced.

This study, the first of two Phase 2A trials designed to investigate the safety and efficacy of *ACV1*, will examine the effects of the drug in patients with neuropathic sciatic pain. Sciatica is a chronic pain condition caused by damage to the sciatic nerve, the nerve that travels from the spinal cord to the leg, which can be pinched and damaged by the vertebrae at the point the sciatic nerve leaves the spinal cord. Sciatica manifests as lower back pain or pain in the hip and/or leg and may lead to weakness and poor function of the leg muscles.

Metabolic expects to have the results of this trial available during the first six months of 2007 (H107).

Q306	First trial in the Phase 2A programme for *ACV1* begins for treatment of sciatica
Q107	Second trial in the Phase 2A programme for *ACV1* begins for treatment of diabetic neuropathic pain (chronic pain caused by diabetes-related nerve damage) and post-herpetic neuralgia (chronic pain developing after a bout of shingles)
H107	Results of the first trial in the Phase 2A program for *ACV1* expected to be announced

Trial 1 of 2: Neuropathic sciatic pain - trial design

The study will include 40 patients, both male and female, who will be treated with 0.4 mg/kg of *ACV1* and placebo by subcutaneous injection once per day, in a cross-over design.

This trial is being carried out at one site, the *Pain and Anaesthesia Research Clinic* (*PARC*) at the *Royal Adelaide Hospital, South Australia,* and will be conducted in accordance with the *Principles of the International Conference on Harmonisation* (ICH) *Good Clinical Practice* (GCP).

Further details regarding the design of this trial are provided in the Appendix to this announcement.

Trial 2 of 2: Diabetic neuropathic pain and post-herpetic neuralgia

The second Phase 2A trial in this programme will target diabetic neuropathic pain and post-herpetic neuralgia and is anticipated to commence during the January-to-March 2007 quarter (Q107). Diabetic neuropathy is a chronic pain condition that results from damage to nerves throughout the body caused over time by diabetes. Post-herpetic neuralgia pain occurs in approximately 20 percent of people diagnosed with shingles and is a chronic pain condition that results from nerve damage caused by the herpes zoster virus.

Background to ACV1 and neuropathic pain

- *ACV1* was safe and well tolerated at all administered doses in the first human study (Phase 1 trial) for the drug, completed in November 2005.
- *ACV1* has been tested in several well-established *animal* pain models and shows efficacy in relieving the characteristic pain symptoms of neuropathy, allodynia and hyperalgesia.
- *ACV1* is a 16 amino acid peptide conotoxin derived from an Australian cone snail. The drug works by blocking a subtype of a class of receptors in the peripheral nervous system call neuronal nicotinic acetylcholine receptors (nAChR).
- Neuropathic pain is the most debilitating form of chronic pain, generated from damaged nerves and serving no beneficial function for the affected individual. Besides diabetes, the common causes of neuropathy are viral infection (e.g. shingles), trauma, sciatica, chemotherapy and various other conditions.
- Neuropathic pain affects 10 million people in the US alone. The current market for neuropathic pain drugs is valued at approximately US$2.5 billion a year and is expected to double in five years.

- ENDS -

Appendix: Trial design for *ACV1* for sciatic neuropathic pain

Phase of development	Phase 2A human clinical trial
Patient populations	Patients with sciatic neuropathic pain
Patient selection criteria	Males, and females of non-childbearing potential, aged 18 to 65 years inclusive, with a history of at least three months of moderate to severe neuropathic sciatic pain.
Number of patients	• 20 per treatment group; crossed over • Total of 40
Study centre	*Pain and Anaesthesia Research Clinic* (PARC), Royal Adelaide Hospital, South Australia
Investigators	*Principal Investigator*: Prof Guy Ludbrook, Professor and Head of Anaesthesia, Dept Anaesthesia and Intensive Care, University of Adelaide and Royal Adelaide Hospital (Principal Investigator on *ACV1* Phase 1 study) *Co-Investigator*: Dr Paul Rolan, Professor Clinical Pharmacology, Dept Clinical & Experimental Pharmacology, University of Adelaide
Aims	To determine the safety and tolerability of *ACV1* in patients with neuropathic sciatic pain, and the pharmacodynamic effects and pharmacokinetics of *ACV1* following single and multiple subcutaneous doses.
Doses	*ACV1* dose and placebo • 0.4 mg/kg via subcutaneous injection once per day
Design	Randomised, double blind, placebo-controlled, cross-over design (all patients will spend some time on *ACV1* and some time on placebo).
Duration	7 days, one week washout
Efficacy endpoints	Study is exploratory in nature, and not powered for analgesia, but pain will be assessed in patients by Visual Analogue Scales and appropriate questionnaires. Pharmacodynamic measures will include von Frey testing and thermal Quantitative Sensory Testing.

About Metabolic

*Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with 285 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. Metabolic's main focus is to take innovative drugs, with large market potential, through formal preclinical and clinical development. Metabolic's expertise in drug development has resulted in two high value drugs in advanced human clinical development, namely:*

- *AOD9604 - an obesity drug currently in a Phase 2B trial with results expected in March 2007;*
- *AOD9604 - additional use in osteoporosis with a Phase 2 trial expected to commence in 2007; and*
- *ACV1 - a neuropathic pain drug currently in Phase 2A trials.*

These drugs address multi-billion dollar markets which are poorly served by existing treatments. In addition to its lead drugs, Metabolic has an exciting research pipeline with drugs targeting type 2 diabetes (ADD) and nerve regeneration (NRPs). Metabolic is also developing a platform to enable oral delivery of existing injected peptide drugs, a technology which has already shown proof-of-concept. This has high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals.

Metabolic plans to license its lead drugs to a global partner following Phase 2 trials and will continue to utilise its clinical development expertise to drive future company growth and profits

For more information, please visit the company's website at www.metabolic.com.au.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide;*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world; and*
5. *Marketing and sales.*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1

Initial safety study in healthy human subjects or patients.

Phase 1 trials usually run for a short duration.

Phase 2

Studies in a limited patient population designed to:

- *identify possible adverse effects and safety risks in the patient population (2A);*
- *determine the efficacy of the product for specific targeted diseases (2B); and*
- *determine tolerance and optimal dosage (2B).*

Phase 3

Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700



ASX

AUSTRALIAN STOCK EXCHANGE

RECEIVED

2006 OCT 25 A 9:02

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/09/2006

TIME: 14:48:36

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

CEO presents at UBS Global Life Sciences Conference (NY)

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


metabolic

ASX Announcement

ASX code: MBP

CEO presents at UBS Global Life Sciences Conference (New York)

Melbourne, 28 September 2006: The CEO of Metabolic, Dr Roland Scollay, while in the US to present at the *UBS Global Life Sciences Conference*, will be meeting with a variety of US analysts, investors and other parties, in order to increase awareness of Metabolic. This conference is one of the largest in the US, with several hundred health science companies presenting to a wide range of investors.

The attached presentation, prepared for this conference and roadshow, provides an overview of Metabolic's business including an explanation of its two high potential, clinical stage drugs, *AOD9604* for obesity and osteoporosis, and *ACV1* for neuropathic pain. The conference presentation will also be available on Metabolic's website, www.metabolic.com.au, from the day of Dr Scollay's presentation, Thursday 28 September 2006 (New York time).

- ENDS -

About Metabolic

*Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with 285 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. Metabolic's main focus is to take innovative drugs, with large market potential, through formal preclinical and clinical development. Metabolic's expertise in drug development has resulted in two high value drugs in advanced human clinical development, namely:*

- *AOD9604 - an obesity drug currently in a Phase 2B trial with results expected in March 2007;*
- *AOD9604 - additional use in osteoporosis with a Phase 2 trial expected to commence in 2007; and*
- *ACV1 - a neuropathic pain drug currently in Phase 2A trials.*

These drugs address multi-billion dollar markets which are poorly served by existing treatments. In addition to its lead drugs, Metabolic has an exciting research pipeline with drugs targeting type 2 diabetes (ADD) and nerve regeneration (NRPs). Metabolic is also developing a platform to enable oral delivery of existing injected peptide drugs, a technology which has already shown proof-of-concept. This has high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals.

Metabolic plans to license its lead drugs to a global partner following Phase 2 trials and will continue to utilise its clinical development expertise to drive future company growth and profits

For more information, please visit the company's website at www.metabolic.com.au.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide;*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world; and*
5. *Marketing and sales.*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1

Initial safety study in healthy human subjects or patients.

Phase 1 trials usually run for a short duration.

Phase 2

Studies in a limited patient population designed to:

- *identify possible adverse effects and safety risks in the patient population (2A);*
- *determine the efficacy of the product for specific targeted diseases (2B); and*
- *determine tolerance and optimal dosage (2B).*

Phase 3

Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700

metabolic



UBS Global Life Sciences Conference

New York, September 2006

Dr Roland Scollay, PhD

CEO & Managing Director

Metabolic Pharmaceuticals Limited

Forward-looking statement



This presentation contains forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services.

Actual results could differ materially from those discussed in this presentation. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Limited Annual Report for the year ended June 30, 2006, copies of which are available from the Company or at www.metabolic.com.au.

metabolic

Introduction to Metabolic

- Based in Melbourne
- Formed and listed in 1998
- 24 staff, most activities outsourced
- Current market cap ~US$91 million
- Good cash reserves, ~US$16 million (30 June 2006)
- Annual cash burn, US$7-9 million, variable depending on clinical trials



metabolic

Value proposition



- High quality pipeline
- High value pipeline
- Significant progress in all projects
- Management with experience to succeed
- Sufficient funds for medium term development of all projects
- Partnering opportunities for several Metabolic drugs

metabolic

High quality pipeline

Therapeutics

- Two innovative drugs in Phase 2 human clinical testing for three indications: *obesity, osteoporosis and neuropathic pain*
- Two drugs in research / preclinical: *nerve protection* and *diabetes*

Platform

- *Oral Peptide Delivery Platform* to deliver injected peptides orally (converting peptide drugs so that they can be swallowed rather than injected)

Metabolic's pipeline – Sept 2006

			CLINICAL		
	RESEARCH / DISCOVERY	PRECLINICAL	PHASE 1 TRIALS	PHASE 2 TRIALS	PHASE 3 TRIALS
Obesity AOD9604 (oral)					
Neuropathic pain ACV1 (injected)					
Osteoporosis AOD9604 (oral)				AOD9604 has already been through Phase 1 safety studies in the context of the obesity program.	
NRP (Neuro-regenerative Peptides)		50:50 Collaboration with Neuren Pharmaceuticals Limited			
Type 2 diabetes ADD					
Neuropathic pain ACV1 (oral/nasal)					
Oral Peptide Delivery Platform					

metabolic

High value pipeline

Metabolic's drugs target high-value, growing markets with unmet needs:

Disease / Indication	Current market value	Growth potential of market	Current Patients (estimate)	Effectiveness of available prescription drugs
Obesity	**US$1 billion**	**Very high, forecasts up to US$30 billion**	>1 billion people either overweight or obese	Effectiveness limited by side effects and safety issues
Neuropathic Pain	**US$2.5 billion**	**Expected to double in five years**	10 million people in the US and growing	Available drugs only benefit 30% of patients
Osteoporosis	**US$7 billion**	**Moderate to high**	30 million people in the US	Moderate, significant safety issues
Nerve Repair	**<US$1 billion**	**High, >US$1 billion**	Over 2.5 million people	Low
Type 2 Diabetes	**>US$10 billion**	**High**	175 million people, growing rapidly	Moderate-to-good

metabolic

Experienced management

Board of Directors

Dr Arthur Emmett, Chairman: Medical background, 30 years of drug development experience in big pharma.

Dr Evert Vos, Non-Executive Director: Extensive experience in medical and regulatory affairs.

Ms Robyn Baker, Non-Executive Director: Corporate lawyer specialising in life sciences sector.

Mr Patrick Sutch, Non-Executive Director: Ex-NASDAQ executive with experience in global financial markets.

Dr Roland Scollay
CEO & Managing Director

- 25 years research management
- 5 years Novartis executive
- 7 years US biotech executive

Dr Chris Belyea
Chief Scientific Officer

- Founder & former CEO
- 9 years biotech executive
- Registered patent attorney

Dr Caroline Herd
VP – Clinical Development

15 years as an experimental and clinical pharmacologist in industry and academia

Mr Peter Dawson
Chief Financial Officer

30 years in commercial financial management, audit, CFO, M&A, and turn around experience

Ms Belinda Shave
Company Secretary / Financial Controller

- Extensive legal expertise
- Financial Controller at Circadian Technologies

Licensing / partnering opportunities

- Seeking deals that are comparable to deals negotiated worldwide
- Significant interest from biotech & big pharma for obesity and pain drugs
- Current cash reserves enable a strong position to negotiate best terms
- Timing: following Phase 2 trial results or possibly sooner

Business strategy (next 2-3 years)

- Continue efficient development of Metabolic's clinical stage drugs, *AOD9604* for obesity and *ACV1* for pain
- Progress *AOD9604* for osteoporosis into Phase 2 as quickly as possible
- Further develop Metabolic's *Oral Peptide Delivery Platform* and eventually seek multiple out-licensing opportunities
- Continue development of nerve repair and diabetes drugs
- Provide necessary capital either through the issue of further equity or through the proceeds of partnering

Metabolic will continue to search externally for additional, high-quality drugs to add to its clinical and preclinical pipelines

Recent highlights

Clinical Trials

- *AOD9604*: Phase 2B obesity trial recruitment completed ahead of schedule
- *ACV1:* Phase 2A pain program commenced
- *AOD9604:* Phase 2 osteoporosis study advances to planning stage

Preclinical Studies

- Further osteoporosis animal studies initiated to inform Phase 2 trial design
- Progress on oral version of pain drug
- Proof-of-concept established for *Oral Peptide Delivery Platform*

Corporate

- US$10 million capital raising – institutional placement
- Further US$4 million if options exercised within 15-18 months
- Strong cash position of US$16 million (30 June 2006)


Key near term milestones
Q306 Neuropathic pain drug, ACV1 – Phase 2A program commences (the first of two trials commence)
Q406 Obesity drug, AOD9604 – the Phase 2B OPTIONS Study ends (last patient completes the trial in December 2006)
Q107 Obesity drug, AOD9604 – Results of the Phase 2B OPTIONS Study expected to be announced in March 2007
H107 Neuropathic pain drug, ACV1 – Results of the first of two trials in the Phase 2A program expected to be announced
metabolic

Key near term milestones (cont'd)

Other milestones to monitor during 2007:

- Phase 2 trials expected to commence for osteoporosis drug, *AOD9604*;
- Lead compound selection and compound manufacture for *Neural Regenerative Peptide* (*NRP*) project;
- Continue research activities for type 2 diabetes compound, *ADD;*
- Continue research activities and possible licensing opportunities for the *Oral Peptide Delivery Platform;* and
- Possible licensing deal for *AOD9604* or *ACV1*.

AOD9604

Metabolic's innovative obesity drug

metabolic

AOD9604 Rationale

- In obese individuals, growth hormone (GH) levels decline, resulting in reduced ability to burn fat
- GH replacement is effective in fat reduction but has unwanted side effects
- *AOD9604* is a peptide fragment of GH that restores the ability of the body to burn fat (and hence reduce weight) but doesn't have the side effects
- Based on studies so far, it appears to be very safe and well tolerated, as expected for a natural hormone molecule
- Once daily oral delivery

Growth hormone biology



Growth hormone
(anterior pituitary, 190 AA)
Fat metab.
Bone quality
IGF1
(liver)
Protein synthesis
Muscle growth
Bone length

metabolic

Growth hormone biology



AOD9604
(Synthetic, 16 AA)
Fat metab.
Bone quality
Protein synthesis
Muscle growth
Bone length

metabolic

Key milestones achieved:

almost 400 subjects have completed previous trials

- ✓ Phase 1 trial ***(intraveneous)***: single ascending dose study, well tolerated in 15 non-obese subjects
- ✓ Phase 2A trial ***(intraveneous)***: latin square crossover study, well tolerated in 23 obese subjects and demonstrated fat breakdown
- ✓ Phase 2A trial ***(oral)***: latin square crossover study, well tolerated in 17 obese subjects and demonstrated fat breakdown
- ✓ Phase 2A trial ***(oral)***: multiple ascending dose study, well tolerated in 36 obese subjects after daily dosing for seven days
- ✓ Phase 2B trial ***(oral)***: multiple dose, safety and efficacy study, well tolerated in 300 subjects after daily dosing for 12 weeks. Demonstrated competitive weight loss at the best dose (1 mg)
- ✓ *AOD9604* patent granted in the US until 2018. The actual useful life is likely to be to 2021 with extensions

metabolic

Results from previous trials

- **Safety and tolerability**
  - excellent results so far
- **Efficacy**
  - overall human data support competitive efficacy
  - strong confirmation of effects in recent animal studies
- **Optimal dose**
  - optimal dose not determined by previous Phase 2B trial
  - lower doses may be required
  - possible upside of better outcomes at lower doses
  - current trial will confirm

Phase 2 results show efficacy at lowest dose



Per Protocol Weight Change (treatment 0-12 weeks)
Kilograms
0.5
0
-0.5
-1
-1.5
-2
-2.5
-3
-4
0
4
8
12
16
20
Time in weeks
0 mg
1 mg

- 12 week study
- Daily oral dose

- 34 subjects (1mg)
- 37 subjects (placebo)
- Age 30+
- BMI 35+

- Diet and exercise advice
- No weight loss plan

- 2kg weight loss more than placebo in 12 weeks

metabolic

Comparison with existing drugs

Drug	Gender demographics (male vs female)	Weight loss relative to placebo over 12 weeks (kg)
***AOD9604* (dose: 1 mg)**	**Roughly equal**	**2.0**
***AOD9604* (dose: 1 mg)**	**100% females**	**2.7**
***AOD9604* (dose: 1 mg), "diet compliers"**	**Roughly equal**	**4.0**
Xenical	80% female	1.8
Meridia (2000 study)	Roughly equal	2.8
Acomplia (Rimonabant) (diet program)	"Mainly" female	3.0

Other positive trends*

- Abdominal circumference improved at all doses
- Hip circumference improved at all doses
- Lipid profiles improved (HDL/LDL, LDL)
- Impaired Glucose Tolerance (IGT) and progression to diabetes was reduced at all doses
- No weight rebound observed in 12 weeks follow up

*Not all statistically significant in this trial with low patient numbers. Trial not powered for these comparisons.

Competitive advantage

- *AOD9604* is the only metabolic stimulator in advanced development
- *AOD9604* would be complementary with calorie restrictors, not in competition
- Calorie restrictors include appetite suppressants and food absorption inhibitors
- Experts agree combination therapies are the way of the future

Osteoporosis

An additional use for *AOD9604* in a US$7 billion market …

Is osteoporosis really a potential indication for AOD9604?

- The known biology of Growth Hormone indicates direct effects on bone quality
- Lab studies by Metabolic show direct stimulatory effects of *AOD9604* on osteoblasts (bone growth), but not osteoclasts (bone loss)
- Two rat studies (injected and oral) indicate *AOD9604* has effects in prevention of osteoporosis

Two current animal studies in progress to determine:

- optimal dose for bone effects
- whether *AOD9604* is effective in **treatment** as well as **prevention**

metabolic

Rat osteoporosis study findings

- *AOD9604* may have a role in the prevention of osteoporosis; role in bone recovery now being tested
- Confirmation that *AOD9604* is effective in controlling obesity (post menopausal weight gain model)
- Confirmation that *AOD9604* is effective after oral delivery

Normal human bone


Cortical
Trabecular

Osteoporotic bone



(Right: Photographs courtesy of Osteoporosis Australia)

metabolic

Osteoporosis study

- Substantial, third party, MBP funded study at Mt Sinai Hospital (University of Toronto – Dr Marc Grynpas)
- 90 rats, aging females, ovaries removed (OVX) to mimic post-menopausal conditions, 10-15 per group
- Animals become obese and lose bone quality
- Daily oral *AOD9604* dosing over 12 weeks:
  - reduced weight gain by 50% (highly significant, $p<0.001$)
  - prevented loss of bone mass and strength ($p<0.05$)



metabolic

ACV1

Metabolic's innovative pain drug

What is ACV1?



- Peptide derived from the toxins of the cone snail
- Novel mechanism of action (*ACV1* targets peripheral nicotinic acetylcholine receptors)
- Reduces nerve pain in animals
- Also appears to repair the damaged nerves that cause the pain
- Safe and well tolerated in animals, well tolerated in healthy volunteers

metabolic

ACV1 Rationale

- *ACV1* targets nicotinic acetylcholine receptors in peripheral nerves
- Alpha-conotoxin – 16 AA peptide, 2 disulfide bonds
- Molecular Weight: 1807



- Nicotine has complex effects on pain
  - Analgesic in the CNS (agonists should be analgesic)
  - Hyperalgesic in the PNS (antagonists should be analgesic)
- Different subtypes of nAChR in CNS vs PNS
- Central agonists are analgesic but have side effects
- Peripheral nAChr antagonists should be analgesic (anti – hyperalgesic)
  - Candidate target for neuropathic pain, no need to access CNS
- Cone snails have highly selective nAChR antagonists

metabolic

Key milestones achieved

- ✓ Acquisition of commercial rights to *ACV1*
- ✓ Phase 1 trial ***(subcutaneous)***: single and multiple ascending dose study, well tolerated in 45 subjects
- ✓ Oral analogue of *ACV1* now being developed
- ✓ Patents pending on *ACV1* and oral analogues

Successful results reported from the Phase 1 clinical trial

- Phase 1 clinical trial (safety) started and ended on schedule in November 2005
  - No adverse effects except minor injection site reactions
  - Pharmacokinetics: linear over the dose range, profile as expected
  - Pharmacodynamics: no effect on normal sensation

ACV1 is currently in Phase 2

- Phase 2A program commenced in September 2006
  - This program will involve two trials exploring different neuropathic pain conditions
  - The first trial will target neuropathic sciatic pain, with results expected to be announced mid-2007
  - The second trial will target diabetic neuropathy and post-herpetic neuralgia, and is expected to commence in Q107

Oral Peptides Delivery Platform

- This project involves the redesign of existing injected peptides to enable oral uptake
- Based on an understanding of the structure of *AOD9604*
- Most peptides are usually injected, cannot be taken orally
- Proof-of-concept established with oral version of pain drug, *ACV1*
- Potential to be used by other companies developing peptide drugs – could foster multiple out-licensing opportunities
- Patent applications have been filed



metabolic

Thank you

Metabolic Pharmaceuticals Limited
Melbourne, Australia

Contact details

Roland Scollay, PhD, CEO & Managing Director

roland.scollay@metabolic.com.au

T: +61 3 9860 5700

Head Office: Metabolic Pharmaceuticals Limited

Level 3, 509 St Kilda Road

Melbourne, Victoria 3004, Australia

metabolic

Appendix:
Additional slides

metabolic

The current, ongoing ***OPTIONS Study*** is designed to evaluate lower doses of AOD9604

- Randomised, double blind, placebo controlled – ongoing, fully recruited.
- >480 subjects recruited. >120 per group for ~90 completers at week 12.
- Equal numbers of males and females, age 18-65.
- BMI 30-45, waistline >102cm (males), >95cm (females).
- Primary endpoint weight loss at 12 weeks.
- Treatment period of 24 weeks.
- Placebo + 1mg, 0.5mg and 0.25mg of *AOD9604*.
- Diet and exercise program (as per typical Phase 3 obesity trial design).
- In progress at 16 sites in Australia.
- Powered to detect ~1.8kg or better at 12 weeks.



metabolic

The first trial in the Phase 2A program for ACV1 will target neuropathic sciatic pain

- Aim of the trial is to determine the safety and tolerability of *ACV1* in patients with neuropathic sciatic pain, and the pharmacodynamic effects and pharmacokinetics of *ACV1* following single and multiple subcutaneous doses.
- 20 patients per treatment group (40 in total), crossed over.
- Males, and females of non-childbearing potential, aged 18 to 65 years inclusive, with a history of at least three months of moderate to severe neuropathic sciatic pain.
- Dose: *ACV1* and placebo. 0.4 mg/kg via subcutaneous injection once per day. Duration of 7 days, one week washout.
- Randomised, double blind, placebo-controlled, cross-over design (all patients will spend some time on *ACV1* and some time on placebo).
- Study is exploratory in nature, and not powered for analgesia, but pain will be assessed in patients by Visual Analogue Scales and appropriate questionnaires. Pharmacodynamic measures will include von Frey testing and thermal Quantitative Sensory Testing.
- One study centre, the Pain and Anaesthesia Clinic, Royal Adelaide Hospital (South Australia).

metabolic

The potential Obesity market

Other major world drugs: 2005 global sales (US$)

Cholesterol lowering

- Lipitor (Pfizer) — $12.2 billion
- Zocor (Merck) — $4.4 billion
- Pravachol (BMS) — $2.3 billion
- All drugs (14 in top 500) — $27.5 billion

Blood Pressure

- Norvasc (Pfizer) — $4.7 billion
- Diovan (Novartis) — $3.7 billion
- Cozaar (Merck) — $3.0 billion
- All BP lowering (42 in top 500) — $29.1 billion plus (TBA)

Obesity

- Xenical (Roche) — $510 million
- Acomplia (S-A), — predicted >$1 billion
- All (prescription) — currently less than $1billion (?)

The current market for obesity prescription drugs is held back by the safety & tolerability issues with existing drugs on the market.


metabolic

Pain market – the dollars

- Neuropathic pain market: US$2.5 billion, expected to double in five years
- Diabetes, shingles, HIV, immune disorders, toxic neuropathies (e.g. chemotherapy), sciatica
- Until recently only one approved drug, clinically effective in only 30% of patients (Neurontin), now being replaced by Lyrica

Osteoporosis market

- In the USA, 30 million individuals with osteoporosis, increasing as population ages
- Current global market is worth US$7 billion, with the leading drug, Fosamax (Merck), number 19 in the world at US$3.2 billion in 2005
- Forteo (Lilly) grew 50% in 2005 – an injected peptide fragment of a human hormone, PTH

Share register snapshot

ASX code: MBP

Level 1 ADR code: MBLPY

Market cap: US$91 million

Shares on issue: 284.6 million shares
(fully diluted = 296.3 million shares; +4%)

Share price: 12 month high US$0.49c
12 month low US$0.29c

Volume: ~ 6.5 million shares traded monthly (on average)

Substantial shareholders:
16.9% Circadian Technologies Ltd
6.6% Acorn Capital Limited
6.4% Monash Investment Holdings Pty Ltd

The top 20 shareholders own 49% of total shares on issue

Composition of share register:



Founding shareholders 23.5%
Retail shareholders 46.4%
Institutions and large private investors (Offshore) 6.7%
Institutions and large private investors (Australia) 23.4%



metabolic



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/10/2006

TIME: 15:13:11

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Not applicable: (a) Cancellation of 180,000 unquoted options (ASX Code: MBPAQ). (b) Cancellation of 87,314 unquoted performance rights (ASX Code: MBPAA)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Not applicable – cancellation of unquoted securities
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(a) Cancellation of 180,000 unquoted options (ASX Code: MBPAQ). (b) Cancellation of 87,314 unquoted performance rights (ASX Code: MBPAA)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable – cancellation of unquoted securities.
5	Issue price or consideration	Not applicable – cancellation of unquoted securities
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Not applicable – cancellation of unquoted securities.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Not applicable

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
284,565,483	MBP

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,529,800	MBPAQ
183,333	MBPAU
785,899	MBPAA
6,410,976	MBPAW
1,578,750	MBPAY

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ The Ordinary Shares described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:



(Company secretary)

Date: 9 October, 2006

Print name: BELINDA SHAVE

== == == == ==



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/10/2006

TIME: 11:21:02

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Obesity Trial Update:First 100 Subjects Complete Trial

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

Metabolic's obesity trial update: First 100 subjects complete the Phase 2B trial of AOD9604

- ***The first 100 subjects have now completed the Phase 2B OPTIONS Study including 24 weeks of daily oral dosing of obesity drug, AOD9604***
- ***The last subject will complete the trial ahead of schedule in December 2006 with results expected to be announced in March 2007***

Melbourne, 5 October 2006: Metabolic Pharmaceuticals Limited (Metabolic) announced today that the first 100 subjects have completed the Phase 2B *OPTIONS Study* for obesity drug, *AOD9604*. The *OPTIONS Study* is designed to assess weight loss at lower doses of *AOD9604* than previously tested.

The *OPTIONS Study* reached full recruitment with 536 subjects ahead of schedule in late April this year and as a result, the study will also finish ahead of schedule, in December 2006. The *OPTIONS Study* includes 24 weeks of randomised double-blind drug or placebo treatment, with the primary endpoint of weight loss at 12 weeks. More than 100 subjects have already completed the full 32-week protocol, and all remaining subjects will have completed the trial in December 2006. Metabolic expects to announce the results of the study in March 2007, once the database is finalised, the blind is lifted and the data analysed.

Dr Roland Scollay, CEO of Metabolic, commented "we are very pleased with the clinical progress of our obesity drug. *AOD9604* has shown no negative side effects in studies completed so far and is the only obesity drug in advanced development with a primarily metabolic mode of action. Furthermore, the previous study showed no evidence of the post-treatment weight rebound that is typical of other weight loss drugs. The potential commercial benefits of these competitive advantages are significant".

Background to AOD9604 and obesity

- *AOD9604* is an orally active, 16-amino acid, peptide drug, based on a fragment of human Growth Hormone (hGH).
- *AOD9604* has undergone numerous safety and tolerability checks through human clinical trials, and a previous Phase 2 efficacy trial demonstrated a very competitive 2kg weight loss more than placebo over a 12 week period, as well as other benefits such as improved cholesterol profile.
- The drug's competitive advantages are its good safety and side effect profile and its novel mechanism of action - *AOD9604* addresses metabolism (fat burning) rather than acting as an appetite suppressant.
- The current global market for prescription obesity drugs is estimated at approximately US$1 billion a year with very high growth forecast, estimated to reach US$10-30 billion a year if safe and effective weight loss drugs become available.

Previous announcements regarding this trial, made on 18 October 2005, 23 January 2006, 2 May 2006 and 19 July 2006 are available at www.metabolic.com.au following the tabs to ***Investor Relations***. The complete trial design is included in the appendix to this announcement.

- ENDS -

Appendix: the OPTIONS Study trial design

Number of subjects:	536 subjects enrolled, approximately equal number of men and women
Subject selection criteria:	▪ BMI* (Body Mass Index) 30-45 kg/m^2; ▪ Age 18-65 years; and ▪ A waist circumference of more than 102 cm for males and 95 cm for females, in otherwise healthy subjects.
Expected completion date:	Last subject will complete the study in December 2006, results expected in March 2007
Blinding status:	Double-blinded (neither treating doctor, nor subject, nor Metabolic knows whether the subject is receiving drug or placebo)
Placebo controlled:	Yes (one group receives only placebo – a tablet that looks the same as *AOD9604* but has no drug content)
Treatment route:	Oral (tablets)
Treatment frequency:	Once per day
Dose level:	Dose groups of 0, 0.25, 0.5 and 1 mg (the 0 group is the placebo group)
Primary end points:	▪ Weight loss over 12 weeks of treatment for any one of three daily *AOD9604* oral doses of 0.25 mg, 0.5 mg and 1 mg compared to placebo; and ▪ Safety and tolerability.
Secondary end points:	▪ Weight loss over 24 weeks of treatment; ▪ Comparison of the effects of the three different dose levels; ▪ Waistline reduction over 24 weeks of treatment; ▪ Body fat reduction assessed by whole body scans; and ▪ Improvement in risk factors such as glucose control and lipid profiles over 24 weeks of treatment.
Trial sites:	16 clinical trial sites throughout Australia
Contract Research Organisation:	Kendle Pty Limited

About Metabolic

*Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with 285 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. Metabolic's main focus is to take innovative drugs, with large market potential, through formal preclinical and clinical development. Metabolic's expertise in drug development has resulted in two high value drugs in advanced human clinical development, namely:*

- *AOD9604 - an obesity drug currently in a Phase 2B trial with results expected in March 2007;*
- *AOD9604 - additional use in osteoporosis with a Phase 2 trial expected to commence in 2007; and*
- *ACV1 - a neuropathic pain drug currently in Phase 2A trials.*

These drugs address multi-billion dollar markets which are poorly served by existing treatments. In addition to its lead drugs, Metabolic has an exciting research pipeline with drugs targeting type 2 diabetes (ADD) and nerve regeneration (NRPs). Metabolic is also developing a platform to enable oral delivery of existing injected peptide drugs, a technology which has already shown proof-of-concept. This has high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals.

Metabolic plans to license its lead drugs to a global partner following Phase 2 trials and will continue to utilise its clinical development expertise to drive future company growth and profits

For more information, please visit the company's website at www.metabolic.com.au.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide;*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world; and*
5. *Marketing and sales.*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1

Initial safety study in healthy human subjects or patients.

Phase 1 trials usually run for a short duration.

Phase 2

Studies in a limited patient population designed to:

- *identify possible adverse effects and safety risks in the patient population (2A);*
- *determine the efficacy of the product for specific targeted diseases (2B); and*
- *determine tolerance and optimal dosage (2B).*

Phase 3

Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/10/2006

TIME: 14:50:20

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

CEO presents at Intersuisse Life Sciences Forum (London)

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


metabolic

ASX Announcement

ASX code: MBP

CEO presents at Intersuisse Life Sciences Forum (London)

Melbourne, 12 October 2006: The CEO of Metabolic, Dr Roland Scollay, while in the UK to present at the *Intersuisse Life Sciences Forum,* will be meeting with a variety of European analysts, investors and other parties, in order to increase awareness of Metabolic. This forum provides a group of Australian biotechnology companies an opportunity to present to a group of specialist European investors with an interest in Australia.

The attached presentation, prepared for this roadshow, provides an overview of Metabolic's business including an explanation of its two high potential, clinical stage drugs, *AOD9604* for obesity and osteoporosis, and *ACV1* for neuropathic pain. The presentation attached will also be available on Metabolic's website, www.metabolic.com.au, from the day of Dr Scollay's presentation, Thursday 12 October 2006.

- ENDS -

About Metabolic

*Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with 285 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. Metabolic's main focus is to take innovative drugs, with large market potential, through formal preclinical and clinical development. Metabolic's expertise in drug development has resulted in two high value drugs in advanced human clinical development, namely:*

- *AOD9604 - an obesity drug currently in a Phase 2B trial with results expected in March 2007;*
- *AOD9604 - additional use in osteoporosis with a Phase 2 trial expected to commence in 2007; and*
- *ACV1 - a neuropathic pain drug currently in Phase 2A trials.*

These drugs address multi-billion dollar markets which are poorly served by existing treatments. In addition to its lead drugs, Metabolic has an exciting research pipeline with drugs targeting type 2 diabetes (ADD) and nerve regeneration (NRPs). Metabolic is also developing a platform to enable oral delivery of existing injected peptide drugs, a technology which has already shown proof-of-concept. This has high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals.

Metabolic plans to license its lead drugs to a global partner following Phase 2 trials, or possibly sooner, and will continue to utilise its clinical development expertise to drive future company growth and profits

For more information, please visit the company's website at www.metabolic.com.au.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide;*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world; and*
5. *Marketing and sales.*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1

Initial safety study in healthy human subjects or patients.

Phase 1 trials usually run for a short duration.

Phase 2

Studies in a limited patient population designed to:

- *identify possible adverse effects and safety risks in the patient population (2A);*
- *determine the efficacy of the product for specific targeted diseases (2B); and*
- *determine tolerance and optimal dosage (2B).*

Phase 3

Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700

metabolic



Asia Pacific Life Sciences Forum

London, 12 October 2006

Dr Roland Scollay, PhD

CEO & Managing Director

Metabolic Pharmaceuticals Limited

Forward-looking statement



This presentation contains forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services.

Actual results could differ materially from those discussed in this presentation. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Limited Annual Report for the year ended June 30, 2006, copies of which are available from the Company or at www.metabolic.com.au.

metabolic

Introduction to Metabolic

- Based in Melbourne
- Formed and listed in 1998
- 24 staff, most activities outsourced
- Current market cap ~GBP65 million
- Good cash reserves, ~GBP9 million (30 June 2006)
- Annual cash burn, GBP4-5 million, variable depending on clinical trials



Value proposition



- High quality pipeline
- High value pipeline
- Significant progress in all projects
- Management with experience to succeed
- Sufficient funds for medium term development of all projects
- Partnering opportunities for several Metabolic drugs

High quality pipeline

Therapeutics

- Two innovative drugs in Phase 2 human clinical testing for three indications: *obesity, osteoporosis and neuropathic pain*
- Two drugs in research / preclinical: *nerve protection* and *diabetes*

Platform

- *Oral Peptide Delivery Platform* to deliver injected peptides orally (converting peptide drugs so that they can be swallowed rather than injected)

Metabolic's pipeline – Sept 2006

			CLINICAL		
	RESEARCH / DISCOVERY	PRECLINICAL	PHASE 1 TRIALS	PHASE 2 TRIALS	PHASE 3 TRIALS
Obesity AOD9604 (oral)					
Neuropathic pain ACV1 (injected)					
Osteoporosis AOD9604 (oral)				AOD9604 has already been through Phase 1 safety studies in the context of the obesity program.	
NRP (Neuro-regenerative Peptides)		50:50 Collaboration with	Neuren *Pharmaceuticals*	*Limited*	
Type 2 diabetes ADD					
Neuropathic pain ACV1 (oral/nasal)					
Oral Peptide Delivery Platform					

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High value pipeline

Metabolic's drugs target high-value, growing markets with unmet needs:

Disease / Indication	Current market value	Growth potential of market	Current Patients (estimate)	Effectiveness of available prescription drugs
Obesity	**US$1 billion**	**Very high, forecasts up to US$30 billion**	>1 billion people either overweight or obese	Effectiveness limited by side effects and safety issues
Neuropathic Pain	**US$2.5 billion**	**Expected to double in five years**	10 million people in the US and growing	Available drugs only benefit 30% of patients
Osteoporosis	**US$7 billion**	**Moderate to high**	30 million people in the US	Moderate, significant safety issues
Nerve Repair	**<US$1 billion**	**High, >US$1 billion**	Over 2.5 million people	Low
Type 2 Diabetes	**>US$10 billion**	**High**	175 million people, growing rapidly	Moderate-to-good

Experienced management

Board of Directors

Dr Arthur Emmett, Chairman: Medical background, 30 years of drug development experience in big pharma.

Dr Evert Vos, Non-Executive Director: Extensive experience in medical and regulatory affairs.

Ms Robyn Baker, Non-Executive Director: Corporate lawyer specialising in life sciences sector.

Mr Patrick Sutch, Non-Executive Director: Ex-NASDAQ executive with experience in global financial markets.

Dr Roland Scollay
CEO & Managing Director

- 25 years research management
- 5 years Novartis executive
- 7 years US biotech executive

Dr Chris Belyea
Chief Scientific Officer

- Founder & former CEO
- 9 years biotech executive
- Registered patent attorney

Dr Caroline Herd
VP – Clinical Development

15 years as an experimental and clinical pharmacologist in industry and academia

Mr Peter Dawson
Chief Financial Officer

30 years in commercial financial management, audit, CFO, M&A, and turn around experience

Ms Belinda Shave
Company Secretary / Financial Controller

- Extensive legal expertise
- Financial Controller at Circadian Technologies

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Licensing / partnering opportunities

- Seeking deals that are comparable to deals negotiated worldwide
- Significant interest from biotech & big pharma for obesity and pain drugs
- Current cash reserves enable a strong position to negotiate best terms
- Timing: following Phase 2 trial results or possibly sooner

Business strategy (next 2-3 years)

- Continue efficient development of Metabolic's clinical stage drugs, *AOD9604* for obesity and *ACV1* for pain
- Progress *AOD9604* for osteoporosis into Phase 2 as quickly as possible
- Further develop Metabolic's *Oral Peptide Delivery Platform* and eventually seek multiple out-licensing opportunities
- Continue development of nerve repair and diabetes drugs
- Provide necessary capital either through the issue of further equity or through the proceeds of partnering

Metabolic will continue to search externally for additional, high-quality drugs to add to its clinical and preclinical pipelines

Recent highlights

Clinical Trials

- *AOD9604*: Phase 2B obesity trial recruitment completed ahead of schedule
- *ACV1:* Phase 2A pain program (two trials) commenced. First trial targets neuropathic sciatic pain.
- *AOD9604:* Phase 2 osteoporosis study advances to planning stage

Preclinical Studies

- Further osteoporosis animal studies initiated to inform Phase 2 trial design
- Progress on oral version of pain drug
- Proof-of-concept established for *Oral Peptide Delivery Platform*

Corporate

- GBP5 million capital raising – institutional placement
- Further GBP2 million if options exercised within 15-18 months
- Strong cash position of GBP9 million (30 June 2006)

Key near term milestones

Q406 Obesity drug, *AOD9604* – the Phase 2B ***OPTIONS Study*** ends (last patient completes the trial in December 2006)

Q107 Obesity drug, *AOD9604* – Results of the Phase 2B ***OPTIONS Study*** expected to be announced in March 2007

H107 Neuropathic pain drug, *ACV1* – Results of the first of two trials in the Phase 2A program expected to be announced

Key near term milestones (cont'd)

Other milestones to monitor during 2007:

- Phase 2 trials expected to commence for osteoporosis drug, *AOD9604*;
- Lead compound selection and compound manufacture for *Neural Regenerative Peptide* (*NRP*) project;
- Continue research activities for type 2 diabetes compound, *ADD;*
- Continue research activities and possible licensing opportunities for the *Oral Peptide Delivery Platform;* and
- Possible licensing deal for *AOD9604* or *ACV1*.

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AOD9604

Metabolic's innovative obesity drug

AOD9604 Rationale

- In obese individuals, growth hormone (GH) levels decline, resulting in reduced ability to burn fat
- GH replacement is effective in fat reduction but has unwanted side effects
- *AOD9604* is a peptide fragment of GH that restores the ability of the body to burn fat (and hence reduce weight) but doesn't have the side effects
- Based on studies so far, it appears to be very safe and well tolerated, as expected for a natural hormone molecule
- Once daily oral delivery

Growth hormone biology


Growth hormone
(anterior pituitary, 190 AA)
Fat metab.
Bone quality
IGF1
(liver)
Protein synthesis
Muscle growth
Bone length

Growth hormone biology


AOD9604
(Synthetic, 16 AA)
Fat metab.
Bone quality
Protein synthesis
Muscle growth
Bone length

Key milestones achieved:

almost 400 subjects have completed previous trials

- ✓ Phase 1 trial ***(intraveneous)***: single ascending dose study, well tolerated in 15 non-obese subjects
- ✓ Phase 2A trial ***(intraveneous)***: latin square crossover study, well tolerated in 23 obese subjects and demonstrated fat breakdown
- ✓ Phase 2A trial ***(oral)***: latin square crossover study, well tolerated in 17 obese subjects and demonstrated fat breakdown
- ✓ Phase 2A trial ***(oral)***: multiple ascending dose study, well tolerated in 36 obese subjects after daily dosing for seven days
- ✓ Phase 2B trial ***(oral)***: multiple dose, safety and efficacy study, well tolerated in 300 subjects after daily dosing for 12 weeks. Demonstrated competitive weight loss at the best dose (1 mg)
- ✓ *AOD9604* patent granted in the US until 2018. The actual useful life is likely to be to 2021 with extensions

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Results from previous trials

- **Safety and tolerability**
  - excellent results so far
- **Efficacy**
  - overall human data support competitive efficacy
  - strong confirmation of effects in recent animal studies
- **Optimal dose**
  - optimal dose not determined by previous Phase 2B trial
  - lower doses may be required
  - possible upside of better outcomes at lower doses
  - current trial will confirm

Phase 2 results show efficacy at lowest dose



Per Protocol Weight Change (treatment 0-12 weeks)
Kilograms
0.5
0
-0.5
-1
-1.5
-2
-2.5
-3
-4
0
4
8
12
16
20
Time in weeks
0 mg
1 mg

- 12 week study
- Daily oral dose

- 34 subjects (1mg)
- 37 subjects (placebo)
- Age 30+
- BMI 35+

- Diet and exercise advice
- No weight loss plan

- 2kg weight loss more than placebo in 12 weeks

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Comparison with existing drugs

Drug	Gender demographics (male vs female)	Weight loss relative to placebo over 12 weeks (kg)
***AOD9604* (dose: 1 mg)**	**Roughly equal**	**2.0**
***AOD9604* (dose: 1 mg)**	**100% females**	**2.7**
***AOD9604* (dose: 1 mg), "diet compliers"**	**Roughly equal**	**4.0**
Xenical	80% female	1.8
Meridia (2000 study)	Roughly equal	2.8
Acomplia (Rimonabant) (diet program)	"Mainly" female	3.0

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Other positive trends*

- Abdominal circumference improved at all doses
- Hip circumference improved at all doses
- Lipid profiles improved (HDL/LDL, LDL)
- Impaired Glucose Tolerance (IGT) and progression to diabetes was reduced at all doses
- No weight rebound observed in 12 weeks follow up

*Not all statistically significant in this trial with low patient numbers. Trial not powered for these comparisons.

AOD9604 low dose Phase 2B

- Designed like a Phase 3 trial
- 536 subjects enrolled in 4 groups
- BMI 30-45, age 18-65
- Placebo, 1mg, 0.5mg and 0.25mg
- Treatment for 24 weeks
- Formal diet and exercise program

  - **Trial will be completed in December 2006**
  - **Results available in March 2007**

AOD9604 Competitive advantage

- Good safety and tolerability profile
- No rebound
- The only metabolic stimulator in advanced development
- Complementary with calorie restrictors, not in competition
  - These include appetite suppressants and food absorption inhibitors
- Experts agree combination therapies are the way of the future

Osteoporosis

An additional use for *AOD9604* in a US$7 billion market …

Is osteoporosis really a potential indication for AOD9604?

- The known biology of Growth Hormone indicates direct effects on bone quality
- Lab studies by Metabolic show direct stimulatory effects of *AOD9604* on osteoblasts (bone growth), but not osteoclasts (bone loss)
- Two rat studies (injected and oral) indicate *AOD9604* has effects in prevention of osteoporosis

Two current animal studies in progress to determine:

- optimal dose for bone effects
- whether *AOD9604* is effective in **treatment** as well as **prevention**

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Rat osteoporosis study findings

- *AOD9604* may have a role in the prevention of osteoporosis; role in bone recovery now being tested
- Confirmation that *AOD9604* is effective in controlling obesity (post menopausal weight gain model)
- Confirmation that *AOD9604* is effective after oral delivery

Normal human bone


Cortical
Trabecular

Osteoporotic bone



(Right: Photographs courtesy of Osteoporosis Australia)

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Osteoporosis study

- Substantial, third party, MBP funded study at Mt Sinai Hospital (University of Toronto – Dr Marc Grynpas)
- 90 rats, aging females, ovaries removed (OVX) to mimic post-menopausal conditions, 10-15 per group
- Animals become obese and lose bone quality
- Daily oral *AOD9604* dosing over 12 weeks:
  - reduced weight gain by 50% (highly significant, $p<0.001$)
  - prevented loss of bone mass and strength ($p<0.05$)



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ACV1

Metabolic's innovative pain drug

What is ACV1?



Associate Professor Bruce Livett, principal inventor of ACV1

- Peptide derived from the toxins of the cone snail
- Novel mechanism of action (*ACV1* targets peripheral nicotinic acetylcholine receptors)
- Reduces nerve pain in animals
- Also appears to repair the damaged nerves that cause the pain
- Safe and well tolerated in animals, well tolerated in healthy volunteers

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ACV1 Rationale

- *ACV1* targets nicotinic acetylcholine receptors in peripheral nerves
- Alpha-conotoxin – 16 AA peptide, 2 disulfide bonds
- Molecular Weight: 1807



- Nicotine has complex effects on pain
  - Analgesic in the CNS (agonists should be analgesic)
  - Hyperalgesic in the PNS (antagonists should be analgesic)
- Different subtypes of nAChR in CNS vs PNS
- Central agonists are analgesic but have side effects
- Peripheral nAChr antagonists should be analgesic (anti – hyperalgesic)
  - Candidate target for neuropathic pain, no need to access CNS
- Cone snails have highly selective nAChR antagonists

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Key milestones achieved

- ✓ Acquisition of commercial rights to *ACV1*
- ✓ Phase 1 trial ***(subcutaneous)***: single and multiple ascending dose study, well tolerated in 45 subjects
- ✓ Oral analogue of *ACV1* now being developed
- ✓ Patents pending on *ACV1* and oral analogues

Successful results reported from the Phase 1 clinical trial

- Phase 1 clinical trial (safety) started and ended on schedule in November 2005
  - No adverse effects except minor injection site reactions
  - Pharmacokinetics: linear over the dose range, profile as expected
  - Pharmacodynamics: no effect on normal sensation

ACV1 is currently in Phase 2

- Phase 2A program commenced in September 2006
  - This program will involve two trials exploring different neuropathic pain conditions
  - The first trial will target neuropathic sciatic pain, with results expected to be announced mid-2007
  - The second trial will target diabetic neuropathy and post-herpetic neuralgia, and is expected to commence in Q107

A platform for the oral delivery of peptide drugs

The potential for multiple commercial outcomes

Oral Peptide Delivery Platform

- This project involves the redesign of existing injected peptides to enable oral uptake
- Based on an understanding of the structure of *AOD9604*
- Most peptides are injected, cannot be taken orally
- Proof-of-concept established with oral version of pain drug, *ACV1*
- Potential to be used by other companies developing peptide drugs – could foster multiple out-licensing opportunities
- Patent applications have been filed



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2007 will be a landmark year for Metabolic

Thank you

Metabolic Pharmaceuticals Limited
Melbourne, Australia

Contact details

Roland Scollay, PhD, CEO & Managing Director

roland.scollay@metabolic.com.au

T: +61 3 9860 5700

Head Office: Metabolic Pharmaceuticals Limited

Level 3, 509 St Kilda Road

Melbourne, Victoria 3004, Australia

Appendix:
Additional slides

The current, ongoing ***OPTIONS Study*** is designed to evaluate lower doses of AOD9604

- Randomised, double blind, placebo controlled – ongoing, fully recruited.
- >480 subjects recruited. >120 per group for ~90 completers at week 12.
- Equal numbers of males and females, age 18-65.
- BMI 30-45, waistline >102cm (males), >95cm (females).
- Primary endpoint weight loss at 12 weeks.
- Treatment period of 24 weeks.
- Placebo + 1mg, 0.5mg and 0.25mg of *AOD9604*.
- Diet and exercise program (as per typical Phase 3 obesity trial design).
- In progress at 16 sites in Australia.
- Powered to detect ~1.8kg or better at 12 weeks.



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The first trial in the Phase 2A program for ACV1 will target neuropathic sciatic pain

- Aim of the trial is to determine the safety and tolerability of *ACV1* in patients with neuropathic sciatic pain, and the pharmacodynamic effects and pharmacokinetics of *ACV1* following single and multiple subcutaneous doses.
- 20 patients per treatment group (40 in total), crossed over.
- Males, and females of non-childbearing potential, aged 18 to 65 years inclusive, with a history of at least three months of moderate to severe neuropathic sciatic pain.
- Dose: *ACV1* and placebo. 0.4 mg/kg via subcutaneous injection once per day. Duration of 7 days, one week washout.
- Randomised, double blind, placebo-controlled, cross-over design (all patients will spend some time on *ACV1* and some time on placebo).
- Study is exploratory in nature, and not powered for analgesia, but pain will be assessed in patients by Visual Analogue Scales and appropriate questionnaires. Pharmacodynamic measures will include von Frey testing and thermal Quantitative Sensory Testing.
- One study centre, the Pain and Anaesthesia Clinic, Royal Adelaide Hospital (South Australia).

The potential Obesity market

Other major world drugs: 2005 global sales (US$)

Cholesterol lowering

- Lipitor (Pfizer) — $12.2 billion
- Zocor (Merck) — $4.4 billion
- Pravachol (BMS) — $2.3 billion
- All drugs (14 in top 500) — $27.5 billion

Blood Pressure

- Norvasc (Pfizer) — $4.7 billion
- Diovan (Novartis) — $3.7 billion
- Cozaar (Merck) — $3.0 billion
- All BP lowering (42 in top 500) — $29.1 billion plus (TBA)

Obesity

- Xenical (Roche) — $510 million
- Acomplia (S-A), — predicted >$1 billion
- All (prescription) — currently less than $1billion (?)

The current market for obesity prescription drugs is held back by the safety & tolerability issues with existing drugs on the market.

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Pain market – the dollars

- Neuropathic pain market: US$2.5 billion, expected to double in five years
- Diabetes, shingles, HIV, immune disorders, toxic neuropathies (e.g. chemotherapy), sciatica
- Until recently only one approved drug, clinically effective in only 30% of patients (Neurontin), now being replaced by Lyrica

Osteoporosis market

- In the USA, 30 million individuals with osteoporosis, increasing as population ages
- Current global market is worth US$7 billion, with the leading drug, Fosamax (Merck), number 19 in the world at US$3.2 billion in 2005
- Forteo (Lilly) grew 50% in 2005 – an injected peptide fragment of a human hormone, PTH

Share register snapshot

ASX code: MBP

Level 1 ADR code: MBLPY

Market cap: GBP65 million

Shares on issue: 284.6 million shares
(fully diluted = 296.3 million shares; +4%)

Share price: 12 month high GBP0.26c
12 month low GBP0.15c

Volume: ~ 6.5 million shares traded monthly (on average)

Substantial shareholders:
16.9% Circadian
6.6% Acorn
6.4% Monash

The top 20 shareholders own 49% of total shares on issue

Composition of share register:

Founding shareholders 23.5%
Retail shareholders 46.4%
Institutions and large private investors (Offshore) 6.7%
Institutions and large private investors (Australia) 23.4%

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